CONFIDENTIAL

FOR COMMISSION USE ONLY

Horizon Lines, LLC

4064 Colony Road, Suite 200

Charlotte, North Carolina 2821

September 17, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Justin Dobbie

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-4 (File No. 333-183561), as amended (the “Registration Statement”), of Horizon Lines, LLC, Horizon Lines, Inc., Horizon Lines Holding Corp., Hawaii Stevedores, Inc., Horizon Lines of Puerto Rico, Inc., Horizon Lines of Alaska, LLC, Horizon Lines of Guam, LLC, Horizon Lines Vessels, LLC, H-L Distribution Service, LLC, Horizon Logistics, LLC, Aero Logistics, LLC, Sea-Logix, LLC and Horizon Services Group, LLC (collectively, the “Registrants”), registering the offer to exchange up to $223.9 million of new 11.00% First Lien Senior Secured Notes due 2016 (“First Lien Exchange Notes”) for a like amount of outstanding 11.00% First Lien Senior Secured Notes due 2016 (which we refer to as the “First Lien Old Notes”) and up to $147.9 million of new Second Lien Senior Secured Notes due 2016 (the “Second Lien Exchange Notes” and, together with the First Lien Exchange Notes, the “Exchange Notes”) for a like amount of outstanding Second Lien Senior Secured Notes due 2016 (“Second Lien Old Notes” and, together with the First Lien Old Notes, the “Old Notes”).

Please be advised that the Registrants are registering the exchange offer in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in: Exxon Capital Holdings Corporation (available May 13, 1988); Morgan Stanley & Co. Incorporated (available June 5, 1991); and Shearman & Sterling (available July 2, 1993). In addition, the Registrants hereby represent that they have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the exchange offer and, to the best of the Registrants’ information and belief, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not have any arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the exchange offer. In this regard, the Registrants will make each person participating in the exchange offer aware, by means of the exchange offer prospectus and the related letter of transmittal, that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes to be acquired in the exchange offer, such person (i) can not rely on the Staff position enunciated in Exxon Capital Holdings

Corporation or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended, in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act of 1933, as amended.

The Registrants represent that with respect to any broker-dealer that participates in the exchange offer with respect to Old Notes acquired for its own account as a result of market-making activities or trading activities each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Registrants or an affiliate of the registrants to distribute the Exchange Notes. The Registrants will make each person participating in the exchange offer aware (through the exchange offer prospectus) that any broker-dealer who holds Old Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Old Notes pursuant to the exchange offer, may be a statutory underwriter and, in connection with any resale of such Exchange Notes, must deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, which may be the prospectus for the exchange offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Notes held by the broker-dealer). In addition, the Registrants will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the applicable exchange offer the following additional provision, in substantially the form set forth below:

if the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, such broker-dealer acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act of 1933, as amended, in connection with any resale of Exchange Notes received in respect of such Old Notes pursuant to the exchange offer.

If you have any further questions or comments or desire further information in respect of the Registration Statement, please do not hesitate to contact Christian Nagler or Jason Zachary of Kirkland & Ellis LLP, counsel to the Registrants, at (212) 446-4660 or (212) 446-4844, respectively.

Sincerely,

HORIZON LINES, LLC
HORIZON LINES, INC.
HORIZON LINES HOLDING CORP.

By:	/s/ Michael T. Avara
	Name: Title:	Michael T. Avara Executive Vice President, Chief Financial Officer and Treasurer

HAWAII STEVEDORES, INC.
HORIZON LINES OF GUAM, LLC

By:	/s/ Michael T. Avara
	Name: Title:	Michael T. Avara Vice President and Treasurer

HORIZON LINES OF PUERTO RICO, INC. HORIZON LINES OF ALASKA, LLC HORIZON LINES VESSELS, LLC
AERO LOGISTICS, LLC
HORIZON SERVICES GROUP, LLC

By:	/s/ Michael T. Avara
	Name: Title:	Michael T. Avara Treasurer

H-L DISTRIBUTION SERVICE, LLC

By:	/s/ Catherine R. Walsh
	Name: Title:	Catherine R. Walsh Chairman, Chief Executive Officer and President

HORIZON LOGISTICS, LLC

By:	/s/ Catherine R. Walsh
	Name: Title:	Catherine R. Walsh Treasurer and Controller

SEA-LOGIX, LLC

By:	/s/ Henry J. Bell
	Name: Title:	Henry J. Bell Treasurer

cc:	Christian Nagler Kirkland & Ellis LLP

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